UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41175

Sangoma Technologies Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

100 Renfrew Drive

Suite 100
Markham, Ontario, Canada L3R 9R6
(905) 474-1990
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [ X ]

INCORPORATION BY REFERENCE

Exhibit 99.3 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statements on Form F-10 (File No. 333-261071) and Form F-3 (File No. 333-270918).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Sangoma Technologies Corporation Form of Proxy
99.2	Sangoma Technologies Corporation Voting Instruction Form
99.3	Sangoma Technologies Corporation Notice of Annual Meeting of Shareholders and Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation
Date: October 29, 2024	By:	/s/ Samantha Reburn
Name: Samantha Reburn
Title: Chief Legal & Administrative Officer